Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,					Three Months Ended March 31, 2016
	2011	2012	2013	2014	2015
	(in thousands)
Computation of earnings:
Net income (loss) from continuing operations before provision for income taxes	$(62,293)	$(33,906)	$(72,601)	$61,571	$(57,605)	$(10,158)
Fixed charges, as calculated below	7,776	10,437	6,751	3,202	3,252	784
Total earnings	$(54,517)	$(23,469)	$(65,850)	$64,773	$(54,353)	(9,374)
Computation of fixed charges:
Interest expense, including amortization of debt issuance cost	7,644	10,313	6,610	3,090	3,060	723
Estimated interest expense portion of rental expense	132	124	141	112	192	61
Total fixed charges	7,776	10,437	6,751	3,202	3,252	784
Ratio of earnings to combined fixed charges and preferred stock dividends(1)	—	—	—	20.2	—	—

(1)	Our earnings from continuing operations were inadequate to cover combined fixed charges and preferred stock dividends for the years ended December 31, 2011, 2012, 2013 and 2015 by $62.3 million, $33.9 million, $72.6 million and $57.6 million, respectively. Our earnings from continuing operations were inadequate to cover combined fixed charges and preferred stock dividends for the three months ended March 31, 2016 by $10.2 million.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments.